1320 Centre Street, Suite 202 Newton, MA 02459 Phone: 617-243-0060 Fax: 617-243-0066

May 26, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC  20549

Attn:	Jay E. Ingram

Re:	Precision Optics Corporation, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 6, 2009
File No. 333-156258

Dear Mr. Ingram:

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Form S-1, File No. 333-156258, together with certain exhibits thereto (the “Registration Statement”).

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated April 27, 2009.  Set forth below is the Company’s response to the Staff’s comments.  The numbering of the responses corresponds to the numbering of the comments in the letter from the Staff.

Comment 1.	Please provide the bulleted representations from the closing language of our letter dated February 5, 2009 and reprinted below, with your next amendment.

Response 1.	The Company has complied with the Staff’s comment and has provided a separate letter with these representations to the Staff.

Fee Table

Comment 2.

We note your response to prior comments 1 and 3. Please revise your fee table to reflect that you have removed the referenced shares from registration. Please also revise throughout your document as necessary to reflect that you have removed Mr. Pitlor’s shares from registration. For instance, we note that on page 12 you continue to reference Mr. Pitlor in connection with a registration rights agreement relating to the shares you are registering for resale here.

Response 2.

The Company has complied with the Staff’s comment. The Company also respectfully notes that Mr. Pitlor was, and still is, party to the registration rights agreement referenced by the Staff. Mr. Pitlor has, however, waived his rights pursuant to that agreement as it relates to the Registration Statement.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly